Filed by Electro Scientific Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No. 000-12944

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ESI with the Securities and Exchange Commission under cover of Form 8-K on October 16, 2008 and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the acquisition and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE ACQUISITION. Investors and security holders may obtain copies of the proxy statement prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the acquisition, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141. Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.

ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about ESI’s executive officers and directors in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. You can find information about Zygo’s officers and directors in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-K) filed with the SEC on September 15, 2008. You can obtain free copies of these documents from the SEC or from ESI and Zygo using the contact information above. In addition, directors and executive officers of Zygo may have direct or indirect interests in the acquisition due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

The following materials are filed:

1.	Slides from presentation to ESI employees

October 20, 2008 ESI-Zygo Creating a Premier Microengineering and Metrology Company

www.esi.com
Safe Harbor
This presentation may contain forward-looking statements which are subject to a number of risks and uncertainties. Risks and uncertainties that may affect the forward-looking statements include:
– Risks surrounding the proposed combination, including the deal closing;
regulatory or shareholder approval being granted; integration resulting in projected synergies; and retention of key employees post-closing.
– The relative strength and volatility of the electronics industry – which is dependent on many factors including component prices, global economic and political stability, and overall demand for electronic devices used in wireless telecommunications equipment, computers, and other consumer and automotive electronics
– The ability of the company to respond promptly to customer requirements
– The ability of the company to develop, manufacture and successfully deliver new products and enhancements
– The ability of the company to achieve anticipated cost reductions and savings
– The company’s need to continue investing in research and development
– The company’s ability to create and sustain intellectual property protection around its products.
Such risks and uncertainties are discussed in more detail in the company’s annual report on Form 10-K and other interim reports on Form 10-Q.

ZYGO Company Overview

4
www.esi.com
High Precision Technology Solutions
•
ZYGO is a leading provider of high precision metrology
solutions and optical systems
— A worldwide center of excellence in process control
and R&D metrology tools
— A global leader in high precision optics and optical
systems
•
ZYGO products serve a wide variety of end markets
including semiconductor, flat panel display, defense &
aerospace, medical, industrial and other
Zygo Corporation
38 years of leadership in metrology and optical systems

5
www.esi.com
Founded in 1970
Headquartered in Middlefield, CT
CY2007 Revenue - $167M
CY2007 EBITDA - $19M
Employees - ~600
Addressable Market: $1,250M
Markets:  Semiconductor, Flat
Panel, Medical, Aero/Defense,
Industrial
Zygo at a Glance

6
www.esi.com
Building Powerful, Versatile Tools
Utilizing core interferometry technology within versatile tools capable of making a variety of measurements
Optical
Interference
Dimensions Dimensions
Roughness Roughness
Form Form
Films
Optical
Performance

7
www.esi.com
Data provided by 1790 Analytics.
Strong, Differentiated IP and Unrivaled Pool of Talent
US Patents Issued (Cumulative)
One of the Top 15 Inventive Stocks for 2007
1
1: As published in BusinessWeek, January 8, 2007
8
27
33
43
79
109
136
165
2000 2001 2002 2003 2004 2005 2006 2007
Pipeline Quality measures the impact, originality, and generality of a company’s patent portfolio. The average Pipeline
Quality value for the whole patent system is 1. A number above that reflects above average patent performance.
Diversified machinery 1.59 8.7 Cummins CMI
Scientific instruments 1.6 27.4 Newport NEWP
Scientific instruments 1.61 19.0 ZYGO ZIGO
Pharmaceuticals 1.94 17.2 Wyeth WYE
Computer systems 1.95 4.4 Palm PALM
Conglomerate 1.95 17.2 3M MMM
Computer peripherals 2.01 21.4 Intermec IN
Auto parts 2.07 15.9 Magna International MGA
Packaging & containers 2.32 20.0 Pactiv PTV
Textile Industrial 2.4 15.7 Albany International AIN
Semiconductor 2.44 11.0 Amkor Technology
Pollution & treatment controls 2.72 21.9 Donaldson DCI
Business software 2.97 24.1 MicroStrategy MSTR
Recreational vehicles 3.06 16.1 Polaris Industries PII
Oil & gas equipment 3.52 13.9 Grant Prideco GRP
INDUSTRY
PIPELINE
QUALITY
P-E
RATIO COMPANY
Inventive Stocks for 2007

Canon
CHI MEI OPTOELECTRONICS
esi
APPLIED MATERIALS
AUO
KLA Tencor
Nikon
ZEISS
intel
SHARP

University of California Lawrence Livermore National Laboratory
AWE
DRS TECHNOLOGIES
GOODRICH
VUMii
L3 communications Ruggedized Command & Control Solutions
Raytheon
LOCKHEED MARTIN

AMO ADVANCED MEDICAL OPTICS
Amkor Technology
BOSCH
QED Technologies
UNIVERSITY of ROCHESTER
3M BRONTES
VISTAKON Johnson & Johnson Vision Care, Inc.
CORNING

esi better performance. better yields.
zygo

8
www.esi.com
Unparalleled Reputation and Committed Customers
Medical, Industrial & Other Defense & Aerospace Semiconductor & Flat Panel
Customers view ZYGO as the preeminent leader in the optics and metrology industries zygo

esi better performance. better yields.

zygo

9 www.esi.com Broad Range of End Markets Medical Industrial & Other Defense & Aerospace Semiconductor Flat Panel Display Where nano-scale meets industrial and consumer needs

2006-2011 CAGR: 19.4%

better performance. better yields.

10
www.esi.com
Positioned for Growth Driven by Nano-Scale Adoption
Increasing global investment in nano-scale products across numerous areas
– Government, industrial, commercial, laboratory and scientific research
ZYGO is poised to benefit from accelerating trend toward nano-scale products
– Require ultra-high manufacturing precision
– Industrial and consumer needs are evolving into ZYGO’s sweet spot
ZYGO’s value proposition directly
enhanced
– Semiconductor fabrication metrology and
inspection
– Flat panel display
– Optical subassemblies
ZYGO is focused on creating new
opportunities via active investments
– In-line opportunities
– Optical subassemblies
ZYGO:
Growing
in a Shrinking World
Global Nanotechnology Market Forecast
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
2005 2006 2007 2008 2009 2010 2011
Source: BCC Research
$, in millions

www.esi.com
11
Optical Systems Division
$167mm
CY07 Revenue
~70%
In-line Tools PPS Instruments Electro-Optics
Components
ZYGO’s Business Profile
Metrology Solutions Division
~30%
– Gross Profit Target: 45% – 55%
– High sales & RD&E costs
– Operating Profit Target > 15%
– Gross Profit Target : 25% – 45%
– Low sales and RD&E costs
– Operating Profit Target: 15%
Growth Initiatives
Core Business
Core Business

www.esi.com
12
ZYGO’s Growth Strategy
Leveraging Core Technology to Provide High-Value Systems
Leverage optical components expertise into optical assemblies
ASP = X
ASP = 10X
Bring instrument technology to production floor for in-line usage
Metrology Instruments
ASP = $100-150K
Metrology Production Floor Tools
ASP = $1-1.5mm

Medical
Semi
Display
Opthalmology Cytology
Wafer Metrology
Flat Panel Inspection
Market Driven
Core Technology
Metrology & Optics
Optical Comp.
Electro Optics
OEM
PPS
Product Driven
Instruments
Homeland Security * Test & Measurment * Semi * Medical * Photonics * Automotive * Defense & Aerospace

esi better performance. better yields.
zygo

www.esi.com
13
Leveraging Core Technology Over Multiple Markets
Strong foundation of core
metrology and optics technology
Core technology applied to target
diverse markets and applications
Leveraging core technology to
address high volume in-line
opportunities (e.g. semiconductor
and flat panel display)

www.esi.com
Combination Creates a Premier, Global Supplier of
Micro-engineering and Metrology Systems
Pioneer and premier provider of
photonic systems for high volume
microengineering applications
– Laser based micro-machining
solutions
– Systems engineering for high
volume production systems
Pioneer and leading provider of
high precision metrology
solutions and optical systems
– R&D Metrology tools & process
control
– High precision optics and
optical systems
Complementary core competencies that accelerate strategies for growth
Increased product portfolio and expanded addressable market
Greater global scale and market presence

www.esi.com
Combination Creates a Premier, Global Supplier of
Micro-engineering and Metrology Systems
$291 million
$650 million
Semiconductor
Micromachining
Passive Components
Photonics – microengineering
Optics & illumination
Systems engineering
High volume manufacturing
Semiconductor manufacturing
High precision manufacturing
Microelectronics
CY2007
Revenues
$167 million
$1,250 million
Metrology
Optical systems & components
Photonics – metrology
Optics – precision components & systems
Process Control
Instrument tools
Industrial
Medical
Defense
Semiconductor
Flat panel display
Addressable
Market
Product
Groups
Core
Competencies
End Markets

ESI uniquely possesses the core competencies to design, manufacture & market integrated solutions that direct & characterize photons for high-volume-manufacturing applications.
Direct Photons
Laser Beam Positioning
Laser/Material Interaction
Characterize Photons
Optics & Illumination
Vision Algorithms
Integrate Solutions
Automation & Micro Handling
Systems Engineering

esi better performance. better yields.
zygo

www.esi.com
Complementary Core Competencies Enhance
Strategy for Growth
ESI brings to Zygo
– Proven experience, size, and reputation
for high volume production systems
– Access to systems engineering,
expertise, sales & support infrastructure
– Expanded presence in Asia, especially
Korea and Japan
Zygo brings to ESI
– Access to differentiated & sustainable
technology for precision inspection,
measurement, & metrology
– World class optics capability
– Expanded presence in medical,
industrial, security and other targeted
markets

www.esi.com
Enabling Future Growth and Profitability
Merger supports Zygo’s systems growth strategy
– Zygo accesses ESI’s leadership in system integration, expertise, sales and support infrastructure
Creates future micro-machining application opportunities
– ESI accesses Zygo’s world class metrology and optics
Expands ESI’s addressable markets
– Opens up semiconductor, microelectronics, medical and industrial markets already targeted by ESI
Provides opportunity for Cost Synergies
– Public company costs, infrastructure,
supply chain, administrative support

Coherent
FEI
Cymer
Rofin-Sinar
GSI
esi + zygo
Newport
Veeco
Orbotech
esi
zygo
Rudolph
Nanometrics

esi better performance. better yields.
zygo

www.esi.com Merger Creates a Stronger Industry Player 0 200 400 600 442 291 167 458 478 503 522 593 598 402 361 160 146 CY2007 Revenue GSI figure includes Excel Technology

www.esi.com
44
56
66
20
40
60
80
2005 2006 2007
143
175
200
42.6%
41.5%
43.7%
50
100
150
200
2005 2006 2007
40.0%
42.0%
44.0%
344
410
458
100
200
300
400
500
2005 2006 2007
Solid Historical Financial Performance
Pro Forma Historical Revenue Pro Forma Historical Gross Profit
Pro Forma Historical EBITDA
Source: company filings and ESI estimates
Excludes stock compensation & purchase accounting

▪

▪

▪

esi. better performance. better yields.

zygo

www.esi.com
Semiconductor
Micromachining
Passive
Components
Metrology
Optics
Asia
Americas
Europe
2007 Revenues by Geography, pro forma combined
2007 Revenues by Product Group, pro forma combined
Capturing Benefits of Scale
Increased revenues and cost
savings lower the relative
breakeven
Deal structure maintains strong
balance sheet
Diversified revenue stream minimizes
business group cyclicality impact

www.esi.com
Transaction Type Stock for Stock Merger
Exchange Ratio 1.0233 ESI share / 1 Zygo share
Ownership Split 60% ESI  40% Zygo
Combined Equity Value $455M
Expected Close Q1 Calendar 2009
Approvals Required HSR, SEC, Shareholders
Transaction Overview

www.esi.com
Delivering Shareholder Value
Share price premium of approximately 36% for Zygo shareholders
Expected to be accretive in FY 2010 on a non-GAAP basis
– Annual synergy benefit of $5-7 million after integration
Expected cash balance of over $200 million enables significant share repurchase, strategic investments, and financial stability
Accelerates complementary growth strategies of both companies
Minimal organizational and product overlap reduces integration risk
Complementary photonics-based core competencies, similar cultures and friendly merger
Increased scale and diversified revenue stream positions company for success in challenging international markets

www.esi.com
Summary
Combination of ESI and Zygo creates a differentiated and sizeable photonics systems company
Provides customers with solutions from micro-engineering to
metrology
Complementary technology and markets enhance value
Strong cultural fit between two industry leaders
Scale and breadth of combined company creates broader market presence and mitigates cyclicality of individual businesses
Combination provides stronger financial profile

www.esi.com
During the next 90 days
Operate as two separate companies with plans to merge
Identify joint ESI / Zygo integration team
Learn more about the businesses and how we will operate as a combined company
Executive management teams in both companies available to answer questions on an on-going basis
Development 90-180-360 day formal integration plans
Finalize the merger and become one company
In the meantime … keep working and growing the business !

www.esi.com
Disclosures
ESI and Zygo intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-
4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the
“proxy statement/prospectus”).  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND
INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT
DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
ESI, ZYGO AND THE ACQUISITION.  Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or Zygo with the SEC relating to the merger, free of charge, at the SEC’s web site at www.sec.gov.  Investors and security holders also may obtain these documents free of charge from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141.  Documents will also be available at the Investor’s link on Zygo’s web site at www.zygo.com, or by contacting Zygo’s Investor Relations at (860) 347-8506.
ESI and Zygo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction.  Information about the directors and executive officers of ESI and Zygo and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. Information about ESI’s executive officers and directors is included in
ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about Zygo’s officers and directors is included in Zygo’s proxy statement (DEF14A) filed with the SEC on October 5, 2007 and Zygo’s annual report (Form 10-
K) filed with the SEC on September 15, 2008.   Free copies of these documents can be obtained from the SEC or from
ESI and Zygo using the contact information above.  In addition, directors and executive officers of Zygo may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger.  Additional information regarding ESI, Zygo, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.